OPEN TO THE PUBLIC INVESTING, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66049

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___1/1/2020___ AND ENDING ___12/31/2020___
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Open to the Public Investing, Inc.___

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6 Harrison St, 5th FL
_____
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Yifei Wang	646-808-9320	yifei@public.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RGNC&S Certified Public Accountants PLLC
_____
(Name – if individual, state last, first, and middle name)

97 Froehlich Farm Blvd	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)
2/23/2010		5028	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Sikes_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Open to the Public Investing, Inc._____, as of December 31_____, 2 020 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:_____

Title:
Chief Executive Officer_____

DONDRE STEVEN PERRY
NOTARY PUBLIC-STATE OF NEW YORK
No.01PE6368561
Qualified in New York County
My Commission Expires _12|18|2025_ .

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Open to the Public Investing, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Open to the Public Investing, Inc. (the "Company") as of December 31, 2020, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Open to the Public Investing, Inc. as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2016

Woodbury, New York
February 26, 2021 except for note 2, as to which the date is March 18, 2022

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

ASSETS

Cash	$	776,838
Due from broker		229,495
Securities owned, at fair value		93,344
Investment in fractional shares held by users		9,070,015
Other assets		335,970
Total assets	$	10,505,662

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Securities sold, not yet purchased, at fair value	$	41,210
Accounts payable and accrued expenses		225,430
Repurchase obligation for investments held by users		9,070,015
Total liabilities		9,336,655

Shareholder' equity

Common stock, no par value; Authorized, issued and outstanding 100 shares	100
Paid-in capital	9,070,933
Accumulated deficit	(7,902,026)
Total stockholder's equity	1,169,007
Total liabilities and stockholder's equity	$ 10,505,662

The accompanying notes are in integral part of these financial statements.

These financial statements and supplemental information are deemed confidential
Pursuant to subparagraph (e) (3) of Rule 17a-5 of the Securities and Exchange commission.

1. Organization and Description of Business

Open to the Public Investing, Inc. (the "Company") is a broker-dealer wholly-owned by Public Holdings, Inc. (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company was formed on May 16, 2003 as a New York corporation. The ownership transfer from T3 Companies, LLC to Public Holding, Inc. has been completed as of January 14, 2020, and the company then changed its name to Open to the Public Investing, Inc. on January 28, 2020.

The Company engages primarily in online securities transactions using its mobile app technology for retail customers, focusing on domestic, listed equity securities transactions.

The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Company does not maintain possession or control of any customer funds or securities and is exempt from requirements of SEC Rule 15c3-3.

2. Restatement of Previously Issued Financial Statements

Subsequent to the issuance of statement of financial condition as of December 31, 2020, the Company determined that fractional shares of equity securities held by users do not meet the criteria for derecognition under ASC 860 and should be accounted for as a secured borrowing (repurchase obligation) with the underlying financial assets pledged as collateral. The financial assets and corresponding repurchase obligations were previously not recorded. These financial assets are now presented as investments in fractional shares held by users with a corresponding repurchase obligation for investments held by users in the statement of financial condition. Management determined that the effect of this error on our previously reported financial statements is material. The effect of the restatement, which impacts the previously reported statement of financial statements as of December 31, 2020, is presented below.

	As of December 31, 2020		
	As Previously Reported	**Restatement Adjustment**	**As Restated**
Assets:			
Investments in fractional shares held by users	$ -	$ 9,070,015	$ 9,070,015
Total assets:	$ 1,435,647	$ 9,070,015	$ 10,505,662
Liabilities:			
Repurchase obligation for investments held by users	$ -	$ 9,070,015	$ 9,070,015
Total liabilities:	$ 266,640	$ 9,070,015	$ 9,336,655

There was no impact to net loss for the year ended December 31, 2020 or accumulated deficit as of December 31, 2020 as a result of this adjustment.

3. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of the Federal Deposit Insurance Corporation insured limits, which was $250,000 at December 31, 2020.

4. Summary of Significant Accounting Policies (continued)

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this ASU is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, and assets recognized for costs incurred to obtain or fulfill a contract.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.The Company derives revenue from commissions and fee in client transactions, and the trader related revenue and expenses are recorded on the trade date basis.

- ***Commission rebates and revenue sharing***
  The Company received ECN rebates and revenues shares from using Smart order Route for customer orders and a percentage of securities lending revenues from its clearing firm.

- ***Realized and Unrealized Gains and Losses***
  Gains and losses included both realized and unrealized gains and losses at fair value, and are primarily related to the Company's securities owned and securities sold, but not yet purchased.

Fair Value Measurements

FASB ASC 820, Fair Value Measurement has no material effect on these financial statements.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 740, Income Taxes (ASC 740). Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary difference are expected to be recovered or settled. The effect on deferred tax assets and liabilities are individually classified as current and noncurrent based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

In accordance with ASC 740, the Company recognizes the effect of the income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet this threshold will result in a reduction of the current and deferred tax assets, and/or recording of current or deferred tax liabilities. The Company recognizes accrued interest and penalties, if applicable, related to income taxes as a component of income tax expense.

5. Due from broker

The Company clears its transactions through other broker Dealers on fully disclosed basis. Amount due from clearing brokers consist of the following at December 31, 2020.

Due from broker:	$ 229,495

6. Related Party Transactions

The Company is one of several affiliated companies that are commonly owned by the Parent. The Company has a services agreement with affiliates for services provided to the Company, including: mobile app technology support, management; general and administrative services; computer and certain other expenses. During the year ended December 31, 2020, these expenses amounted to $970,298.

7. Income Taxes

The company is subject to federal, state and local income tax.

As of December 31, 2020, the Company has a deferred tax asset of $ 1,244,334 for Federal, $383,984 for New York State and $521,888 for New York City, which is primarily related to net operating loss carryforwards. The Company has record a valuation allowance of $2,150,206, resulting in a recognized deferred tax asset of zero due to uncertainty regarding the Company's ability to realize the benefit of the deferred tax asset.

8. Commitments and Contingent Liabilities

The Company had no lease or equipment rental commitments and no underwriting commitments at December 31, 2020 or during the year then ended. The company has been named as defendant in several class action lawsuits, but the legal representative has advised that the litigation is not overly threatened, and the loss contingency is not material.

9. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company had issued no guarantees at December 31, 2020 or during the year then ended.

10. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $100,000, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2020, the Company's net capital was $816,354, which was $716,354 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.28 to 1.

11. Risks and uncertainties

The World Health Organization characterized the outbreak of the novel coronavirus ("COVID-19") as global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets.

12. Subsequent Events

Management has evaluated subsequent events and no other events have been identified by management which require disclosure.